Dejour Energy (USA) Corp.
Wholly-owned subsidiary of Dejour Energy Inc.
1401 17th St., Ste. 850
Denver, CO 80202

June 16, 2014

Stephen Mut
Coachman Energy Managing General Partners LLC
5251 DTC Parkway, Suite 200
Denver, CO 80111

*Re: Third Amendment to Operating Agreement dated December 31, 2012 by and between Dejour Energy (USA) Corp. and Bakken Drilling Fund III L.P.; Garfield County, Colorado*

Dear Steve:

Dejour Energy (USA) Corp. ("Dejour") and Bakken Drilling Fund III L.P. ("BDFIII") are parties to that certain Operating Agreement dated December 31, 2012, as amended by the Amendment to Operating Agreement dated March 6, 2013, and as further amended by the Second Amendment to that to the Operating Agreement dated September 10, 2013 (the "JOA). The parties hereby agree to further amend the JOA for the proposed PSA, as follows:

1. Article XVI.B(ii) *Put Option* is amended by deleting the section in its entirety and replacing it with the following:

> On September 30, 2016, Bakken Drilling Fund III L.P. or its successor-in-interest ("BDFIII") shall have the right by providing written notice to Dejour to require Dejour to purchase all, but not less than all, of BDFIII's interest in the Tranche 1 Wells (the "Put Interest") within 30 days in accordance with the methodology depicted in the First Amendment to the Operating Agreement dated March 6, 2013. Alternatively, at its sole option, Dejour may elect to allow BDFIII to retain BDFIII's working interest that is governed by the Dejour/BDFIII Operating Agreement in the Tranche I wells and as a result settle the Put Option obligation by paying a reduced price for the Put Interest which shall be calculated using the methodology attached as hereto as Schedule XVI.B.

2. Article XVI.B(iii) *Change of Control Put Option* is deleted in its entirety.

3. Article XVI.C. *Tranche 2 Drilling Program and Tranche 3 Drilling Program* is deleted in its entirety.

4. Article XVI.E. *Production and Revenue Sharing* of the JOA is amended by deleting the entire section in entirety and replacing it with the following:

Operator and Non-Operator shall share in the production from the Tranche 1 Wells. Production from the Leases shall be sold by Operator pursuant to contracts between Operator and purchaser. Revenue from the sale of production shall be received by Operator and Operator shall remit to Non-Operator its share of such revenue, less Non-Operator's proportionate share of royalty payments, over-riding royalty payments, production payments, production taxes and any other production payment obligations of Non-Operator.

5. Article XVI.F. *Payout / Back-in Rights* is deleted in its entirety.

6. Article XVI.G. *Facility Throughput Fee* is deleted in its entirety.

7. It is understood that this amendment will become effective if and only if a Purchase and Sale Agreement relative to the Purchase and Sale of Existing Interests and a Development Agreement involving both Dejour and BDFIII and/or other Coachman managed funds or entities as outlined in a Letter of Intent – East Kokopelli Project, Garfield County, Colorado dated 5/14/2014 are executed and closed on or prior to June 30, 2014.

8. After the close of the transactions referred to in item 7 above, Coachman Energy Operating Company LLC will become Operator for the Kokopelli Contract Area under the JOA and Dejour will become a non-operator, and as such all references to "Operator" in the JOA and its attachments will be substituted to Coachman Energy Operating Company LLC or BDFIII and all references to Tax Reporting Partner or Tax Matters Partner will be substituted to BDFIII. In a similar fashion, all references to "non-operator" will be substituted to Dejour Energy (USA).,

9. For avoidance of doubt, after the close of the above mentioned transactions, BDFIII's ownership of the partnership assets will become 92.220% and Dejour's percentage will become 7.780%. Revenue and expense will be shared on that basis after the close of the transactions. However, for purposes of the "Put" calculation, BDFIII's share of net revenues received and ownership of wellbore interests to be retained shall be based upon a deemed ownership of 77.771% as indicated in the Second Amendment dated September 10, 2013.

This letter may be executed in any number of counterparts, each of which when so executed shall constitute in the aggregate but one and the same document. Copies or facsimiles of signatures to this letter have the same effect as if the signatures were placed on the originals and shall be deemed to be fully executed by each signatory.

If you are in agreement with the above amendments to the JOA for the proposed PSA, please so indicate by signing in the space provided on the next page and returning an executed, notarized copy to Dejour.

Very Truly Yours,

DEJOUR ENERGY (USA) CORP.

Robert L. Hodgkinson, President

City/County
~~PROVINCE~~ OF: Denver §
State
~~COUNTRY~~ OF: Colorado §
§

This instrument was acknowledged before me this 30 day of June, 2014 by Robert L. Hodgkinson, as President of Dejour Energy (USA) Corp.

WITNESS my hand and official seal.

WENDY D. BRAY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19974001709
MY COMMISSION EXPIRES 02/08/2017

Wendy D Bray
Notary Public

My Commission Expires: ______________

AGREED TO AND ACCEPTED this 26th day of June, 2014.

BAKKEN DRILLING FUND III, L.P.

By: Coachman Energy Managing General Partners LLC

______________________________

By: Randall D. Kenworthy
Name:
Title: CEO

STATE OF Colorado §
§
COUNTY OF Arapahoe §

This instrument was acknowledged before me this 26th day of June, 2014 by Randall D. Kenworthy, as CEO of Coachman Energy Managing General Partners LLC, the Managing General Partner of Bakken Drilling Fund III, L.P.

WITNESS my hand and official seal.

Deborah J. Boswell

DEBORAH J. BOSWELL
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134048621
MY COMMISSION EXPIRES AUGUST 5, 2017

Notary Public, State of Colorado

My Commission Expires: August 5, 2017

ATTACHMENT: SCHEDULE XVI.B

# SCHEDULE XVI.B

Methodology For Calculation of Put Interest Value-Producing Wells Retention Case Methodology For Calculation of PDP Value To Be Applied To Put Interest

The intent is to create a transparent methodology to determine the forward looking value of BDFIII's portion of that portion of the Tranche I Wells jointly owned by Dejour and BDFIII relative to their Kokopelli Field JOA and associated Tax Partnership agreed to initially in December of 2012. The methodology is to be applied when determining the value of the wells as of September 30, 2016 if the put option as outlined in Section XVI.B of the JOA as modified as of June 16, 2014 between Dejour and BDFIII is exercised by BDFIII.

The forward looking value will be determined using a reserve report in the form of a United States Securities and Exchange Commission Reserve Report prepared by Gustavson Associates, (the "Reserve Report") according to standard industry practice at such time, particular to Piceance and other Kokopelli area assets.

The purchase price for the Put Interests shall be the difference between the "put option purchase price" as described in the First Amendment to the Operating Agreement dated March 6, 2013 (Item #2) and the forward looking value of BDFIII's original share of the Tranche I wells bores as defined in the Second Amendment to the Operating Agreement dated September10, 2013 as of September 30, 2016. Such amount shall be payable in cash by Dejour up to $3,000,000 USD. Any amount owed by Dejour in excess of $3,000,000 USD may be paid by Dejour by assignment to BDFIII of a working interest in Kokopelli proven assets valued using the methodology described herein for producing assets (PDP well interests) and/or a similar discount rate for the risk weighted value of proven undeveloped assets (PUDs).

Steps for determining alternative Put Option Purchase Price vs. forward looking value:

1) Use the production history on each individual well up to and including June of 2016 to develop each well's individual production forecast. While it is expected that the current harmonic decline trends should continue, the independent reserve auditor will select the appropriate decline formula for each individual well based upon the observed decline characteristics.
2) Forward looking operating costs will be based upon the previous 12 months of actual expenses (July 2015 to June 2016, inclusive). Any unique and extraordinary expenses, such as a major capital work-over, will be excluded from the forward looking operating costs, unless such expenses are determined to be a regular reoccurring expense. The cost of minor capital or expenses incurred to date will be considered regular reoccurring expenses.
3) The percentage of royalties and overriding royalties applied to gross revenue will be based upon the previous 12 months (July 2015 to June 2016) actuals. These percentages will be applied to the forecasted production and economics.
4) Projected revenue will be based upon sales prices/revenues experienced during the previous 12 months (July to June) of actual revenues, including realized dry sales gas prices at the delivery point netted back to the wellhead, realized natural gas liquids prices at the exit of the NGL plant netted back to the wellhead, and the wellhead condensate price. Following US SEC standards, these prices at these locations will be applied to the forecasted production without inflation.
5) The ratio of dry sales gas to wellhead wet gas volumes, the ratio of realized NGL yields to wellhead wet gas volumes and the ratio of condensate sales to wellhead wet gas volumes will be based up the previous 12 months (July 2015 to June 2016) actuals. These ratios will be applied to the forecasted wellhead wet gas production for each individual well to develop the individual well revenues streams.
6) Inflation for neither expenses nor revenues will be applied. The economic projections will be in 2016 constant dollars; i.e. uninflated.
7) The economic life of the well will be deemed to be 40 years from commencement of production unless the reserve report indicates that economic life of the well is less than 40 years. Regardless of the economic life, estimated P&A costs will be applied to the calculation either at 40 years or at the earlier indicated abandonment time.
8) The Reserve Report will calculate and display a monthly forward looking pre-tax undiscounted cumulative cash flow for each well and a Net Present Value discounted at an annual rate of 15% for BDFIII's net interest in the four PDP wells.
9) The BDFIII Producing Wells forward looking value to be applied to the Put Option will be the Reserve Report's pre-tax Net Present Value discounted at an annual rate of 15%, calculated monthly for BDFIII's net interest less any net revenue received or accrued by BDFIII for the period between July 1, 2016 and September 30, 2016.